SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

05 - Compensation Proposal for

Company's Administrators and

members of the Fiscal Council,

for the year of 2015 and Item 13

from the Reference Form

COMPENSATION PROPOSAL
ADMINISTRATION AND AUDIT COMMITTEE

As the proposal submitted to the Compensation Committee and the Board of Directors of TIM Participações SA ("Company"), at its meeting held on March 10, 2016, will be proposed to the General Meeting the following remuneration:

1) Board of Directors::

Proposal for a total annual compensation of R$ 2,316,000.00 (two million three hundred sixteen thousand Reais)

2) Audit Committee:

Proposal for a total annual compensation of R$ 504,000.00 (five hundred and four thousand Reais).

3) Statutory Board:

Proposal for a total annual compensation of R$ 22,133,000.00 (twenty-two million, one hundred thirty-three thousand Reais), and of this total the amount paid in cash is divided into: 57,2% (fifty-seven point two percent) corresponding to the remuneration fixed and 42,8% (forty-two point eight percent) to variable compensation.

4) Committees

Proposal for a total annual compensation of R$ 840,000.00 (eight hundred and forty thousand Reais)

13.1.

Describe the compensation policy or practice of the board of directors, of the Statutory Board and of the executive board, of the audit committee, of the committees appointed pursuant to the articles of incorporation and of the audit, risk, financing and compensation committees, addressing the following aspects:

a. objectives of the compensation policy or practice

The Company's Compensation Policy is intended to individually value each resource, with special attention to the functions that play relevant roles to the Company's business. This contribution is evaluated by an objective analysis of the positions and a subjective analysis of the potentials and high performances.

The organizational evaluation of the positions is made through an internal system, which classifies the positions in “bands” based on the Hay methodology (system with which the main positions of the organization are evaluated) to:

✓

Facilitate the comparison with the external market

✓

Support the management and development of resources

In comparisons with the market, we use market benchmarks: compensation surveys that use information on the general market in Brazil that are conducted by large specialized consultancy firms.

Always seeking to be aligned with the Company's short, medium and long term interests, and having as basis the financial results as parameter for determination of limits of the variable compensation, the equitable relation between the results and bonuses of the Company's executives is assured.

Moreover, in the General Meetings dated August 5, 2011, and April 10, 2014, two distinct Long-Term Incentive Plans (“Long-Term Incentive Plan”) of the Company were approved, which, by granting options to purchase or subscribe shares issued by the Company, aim at: (i) aligning the interests of the senior management with the shareholders' interests; (ii) implementing an integrated incentive system, in order to balance the time horizon and the nature of the objectives; and (iii) increasing the competitiveness of the senior management’s compensation package.

The managers - members of the Board of Directors, members of the Audit Committee, Officers - are compensated by the Company to which they are bound.

In the organizational structure and under the Internal Regulation of the Board of Directors, there is a specific committee to deal with the compensation of the Company's Senior Management which is the Compensation Committee, which is formed by 3 full members of the Board of Directors. The Committee is permanent and its main duties are as follows:

a)

Prepare, for the Board of Directors, the proposal for the apportionment of the total compensation established by the General Meeting among the members of the Board;

b)

Submit a proposal to the Board for the compensation of the Officers, to ensure its alignment with the objective of creating value for the Company’s shareholders throughout time;

c)

Periodically evaluate the criteria for compensation of Officers and senior executives of the Company and, hearing the CEO’s opinion, prepare recommendations for the Board;

d)

Monitor the application of decisions made by the competent bodies and Company policies relating to the compensation of senior executives;

e)

Analyze other matters related to the compensation of Company employees, as delegated by the Board of Directors.

Under the Internal Regulation, the Committee shall report to the Board of Directors its monitoring and evaluation activity, and also, in relation to items (a) and (b) above, the Committee shall report to the Board of Directors, before the Board Meeting which is held after the Annual General Meeting.

In addition to the powers provided above, such Compensation Committee may also assist the Board of Directors in relation to the functions determined in the Long Term Incentive Plan.

Board of Directors:

The compensation practice addresses the payment of monthly fixed fees and participation in committees fees.

Audit Committee:

The compensation practice only addresses the payment of monthly fixed fees.

Statutory Board:

The compensation practice addresses the payment of monthly fixed fees/salaries, direct and indirect benefits, in addition to variable compensation via the profit sharing program.

Executive Board:

The compensation practice addresses the payment of salaries, direct and indirect benefits, in addition to variable compensation via the profit sharing program.

Notwithstanding the compensation practice described above, related to each one of the management bodies of the Company, on August 5, 2011 and April 10, 2014 the creation of Long Term Incentive Plans was approved, which plans established general terms and conditions for the issue of options relating to purchase of shares by members of the Company's senior management, in order to supplement and readjust such compensation.

b. compensation composition, indicating:

i. description of the compensation elements and the objectives of each element

The Compensation of the Executive Board comprises 3 elements, with different degrees of relevance, based on the impacts they may cause to the results of the Company, as follows:

1)

Fixed compensation:

Its purpose is to value the strategic role (position size) and also the subjective characteristics (strategic potential), based on the external market.

2)

Variable Compensation:

Its purpose is to reward the executives based on expected and achieved results. The variable compensation is subdivided in two groups, as follows:

2.1) MBO

MBO - Management By Objectives - is the short term variable compensation program, based on strategic indicators for the Company's business, containing goals and objectives, both organizational and business and functional, resulting in the rewarding and valuing of the annual results achieved.

"

Collective Objective: objectives related to economic and financial indicators of the Company.

"

Multifunctional Objective: objectives derived from the corporate objectives based on a multifunctional contribution logic.

"

Individual Objective: specific objective related to the employee’s area of operation, whose results strongly depend on individual performance.

2.2) Bonus (one-off)

Appreciation of the individual performance, which justifies the recognition of the company, especially related to tactical initiatives and specific and relevant projects.

The compensation structure, as presented in this item, aims at following the market practices, mainly of the telecommunications market, being updated annually in line with market changes and the strategic planning of the Company.

1)

Direct and indirect Benefits:

Their purpose is to increase the value received by the executives, aiming at attracting and retaining them in the company.

Long Term Incentive Plan:

The Company also has a share-based compensation plan for senior managers and employees holding key positions in the Company. Such plan created an incentive mechanism in the long term, which intends to: (i) align the interests of senior management with the shareholders' interests; (ii) implement an integrated incentive system, in order to balance the time horizon and the nature of the objectives; and (iii) increase the competitiveness of the senior management’s compensation package.

Further, it should be informed that the Company has a Disclosure and Securities Trading Policy, under CVM Instruction No. 358/02, which is made known to each new elected member of the Company's Senior Management upon the signature of Adhesion Instrument, which is filed at the Company's head office.

The Long Term Incentive Plan establishes general terms and conditions for the issue of options relating to purchase of shares of the Company, by senior managers and those employees holding keys positions in the Company, as approved by the Board of Directors based on the proposal of the CEO and of the HR officer.

ii. what is the proportion of each element in the total compensation

Tim Participações SA

Fiscal Year 2015 Actual	Board of Directors	Audit Committee	Statutory Board	Executive Board
Number of full members	5.4	3.0	7.3	N/A
% Fixed compensation	81.77%	100%	62.07%	N/A
% Variable Compensation	18.23%	N/A	18.34%	N/A
% Compensation in purchase options	n/a	N/A	19.58%	N/A

In addition to the aforementioned members of the Board of Directors, there is also a quantity equivalent to 5.0 members who fully waived their compensation during the fiscal year 2015.

iii. Calculation and adjustment Methodology of each compensation element

The compensation structure aims to follow market practices, mainly of the telecommunications market, being annually updated in line with the market operations and the strategic planning of the Company.

According to the introduction, the organizational evaluation of the positions and compensated values is made through an internal system which classifies the positions in “bands” based on the Hay methodology (system with which the main positions of the organization are evaluated).

Through this methodology, we simplify the comparison of TIM positioning with the foreign market, in addition of supporting the management and development of the human resources.

In comparisons with the foreign market, we use the compensation researches using information of the general market in Brazil, being conducted by large specialized consulting companies. In accordance with the result, adjustments for alignment with the market and strategy of the Company are made.

The Board of Directors’ compensation consists of the following elements with various levels of relevance, according to the impacts on the Company’s results, as follows:

1)

Fixed compensation

The fixed remuneration is constituted by the payment of 12 installments per year, plus 13th salary to the Statutory Board and to the Executive Board which are governed by the CLT (Consolidation of Brazilian Labor Laws). The calculation and adjustment methodology of each one of the elements of the fixed compensation shall be compatible with the importance of the function inside the organizational structure, taking as a basis the market parameters as above mentioned.

2)

Variable compensation

2.1) MBO

The main performance indicators taken into consideration in the determination of the compensation elements are the financial, economic and functional indicators, reevaluated and validated annually.

The variable compensation of the Executive Board is connected to the evolution of the performance indicators of the issuer’s interest. Thereby, we have aligned the interest of the directors to the company's results.

2.2) Bonus (one-off)

Appreciation of individual performance, which justifies the recognition of the company, especially related to tactical initiatives and specific and relevant projects.

The application of this instrument is bound to a determined salary multiple in compensation policy, where we currently grant a maximum value of up to 3.5 salaries.

3)

Direct and indirect Benefits:

3.1) Private Pension

The Company has a Private Pension plan with Banco Itaú, which guarantees for the Senior Management of the Company the same conditions to the other participants. For nominal wages of up to R$2,620.00 the company contributes with 1% of this value. In case that the person earns a nominal wage over R$ 2,620.00, the contribution is as follows: 1% of R$ 2,620.00 plus 6.6% for the difference between R$ 2,620.00 and the nominal wage. For such contribution, the employee shall contribute, at least, the same value. It is also possible to change the contribution value, by the Flexible Benefits Program.

Concerning the possibility of early redemption, this can occur under the following circumstances:

In cases of invalidity or death, the beneficiary or its dependents shall receive in up-front 100% of the accumulated fund.

At any time, the participant can redeem its part of the contribution, under penalty of withdrawal by the company of part of the contribution thereof in the same proportion.

It is worth emphasizing that the Company's Private Pension Plan does not affect the members of the Board of Directors and the members of the audit committee.

3.2) Benefits Package

The Company has a wide package of benefits for Senior Management, where TIM offers, according to the eligibility criteria set: bank benefits, partnerships, extended maternity leave, extended paternity leave, extended honeymoon leave, vacation according to time in the company, health insurance, pharmaceutical aid, dental plan, supplementary pension plan, child nutrition aid, childcare support, life insurance, support for disabled children and meals tickets, educational reimbursement and life quality.

Participation in Specialized Committees:

As presented above, the Company has Specialized Committees, which report to the Board of Directors, which are: Compensation Committee, Risks and Control Committee and Audit Committee appointed in the Articles of Incorporation Except for a member of the Audit Committee appointed in the Articles of Incorporation, the Committees are composed by full members of the Board of Directors, under its Internal Regulation . The Audit Committee appointed in the Articles of Incorporation is composed of at least 1 (one) member of the Board of Directors; at least 1 (one) member with recognized experience in corporate accounting matters; and all memebrs shall be independent. Additional compensation is provided for the participation in committees, bound to the effective participation of the member in the meetings.

iv. reasons that justify the compensation composition

Alignment with the Company's short, medium and long term interests, and having as a basis the financial results as a parameter to define the limits of the variable compensation and the stock options plan, the equilibrium between the results and bonuses of the Company's executives is assured.

v. existence of members not paid by the issuer and the reason for this fact

The Company has 04 members of the Board of Directors who are not paid, since they expressly waived to the amounts to be paid, according to the minutes of Board of Directors Meeting held on may, 5th, 2015..

c. main performance indicators which are taken into consideration in the determination of each compensation element

Fixed Compensation - The market practices and the location are the factors considered in the determination of the amount, additionally of the individual performance.

Variable Compensation:

MBO - the main corporate economic/financial indicators of the Company are associated with this compensation instrument such as EBITDA, Net Income, Net Financial Position, and Net Revenue from Services. Through this instrument, we aim at reaching/exceeding the goals and objectives of the organization.

Bonus (one-off) - Valuation of the individual performance, which justifies the recognition of the company. The application of this instrument is not bound to quantitative and predefined objectives.

Long Term Incentive Plan - The compensations are made based on cumulative performance periods and in case the objectives are not achieved in a certain year, the options may be effected in later periods, provided that the accumulated minimum conditions are met.

d. how the compensation is structured to reflect the evolution of performance indicators

Through the variable compensation instrument and the Long Term Incentive Plan, where we tie the Company’s economic objectives of the to the goals provided in the organization.

e. how is the compensation policy or practice aligned with the interests of the short, medium and long term issuer

Always seeking to be aligned to the short, medium and long term interests of the Company, and, therefore, we tie our programs to the financial/economic indicators we reward in function of the results achieved.

Moreover, in order to implement an incentive system where there is, in addition to the short, medium and long term balance, the alignment of the management interests of the Company with the shareholders' interests, the Company developed and approved in General Meeting the Long Term Incentive Plan.

f. existence of compensation supported by subsidiaries, controlled companies or direct or indirect parent companies

The officers of the Company  as a result of the activities performed to the Company and its Subsidiaries, have its compensation fully supported by its Subsidiary TIM Celular S.A., except for 1 (one) officer whose compensation is borne by TIM Participações. For the members of the Board of Directors and the Audit Committee, when compensated, this compensation is fully supported by the Company.

Total compensation of the Fiscal Year on 12/31/2015 - Budgeted
Statutory Board	Total	TIM Celular S.A.	TIM Participações S.A.
N. of members	9	9	0
Fixed annual compensation	11,483,138	11,483,138
Salary or Compensation for work	7,915,000	7,915,000
Direct and Indirect benefits	1,625,000	1,625,000
Participation in committees
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	1,943,138	1,943,138
Description of other fixed compensations
Variable Compensation	7,305,000	7,305,000
Bonus	7,305,000	7,305,000
Profit Sharing
Participation in meetings
Commissions
Others
Description of other fixed compensations
Post-Employment
Termination of the term of office
based on shares	3,020,000	3,020,000
Comments
Total Compensation with INSS	21,808,138	21,808,138	0
Total Compensation without INSS	19,865,000	19,865,000

Total compensation of the Fiscal Year on 12/31/2015 - Annual Amounts
Statutory Board	Total	TIM Celular S.A.	TIM Participações S.A.
N. of members	7.3	6.3	1.04
Fixed annual compensation	9,600,520	7,033,394	2,567,126
Salary or Compensation for work	6,693,084	4,865,374	1,827,710
Direct and Indirect benefits	1,252,905	879,032	373,873
Participation in committees
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	1,654,530	1,288,988	365,542
Description of other fixed compensations
Variable Compensation	2,836,923	1,805,051	1,031,872
Bonus	2,836,923	1,805,051	1,031,872
Profit Sharing
Participation in meetings
Commissions
Others
Description of other fixed compensations
Post-Employment
Termination of the term of office
based on shares	3,028,706	1,605,425	1,423,281
Comments		Includes 1 Officer paid by TIM Participações
Total Compensation with INSS	15,466,149	10,443,870	5,022,279
Total Compensation without INSS	13,811,619	9,154,882	4,656,737

Statutory Board	Budgeted 2015	Actual 2015
N. of members	9	7,3
Amounts in Brazilian Reais
Total annual compensation	21,808,138	15,466,149

Year 2015 Actual	Statutory Board	Year 2016 Budgeted	Statutory Board
N. of members	7,3	N. of members	8
Amounts in Brazilian Reais		Amounts in Brazilian Reais
Fixed annual compensation	9.600.520	Fixed annual compensation	12.501.416
Salary or Compensation for work	6.693.084	Salary or Compensation for work	8.780.000
Direct and Indirect benefits	1.252.905	Direct and Indirect benefits	1.551.000
Participation in committees	n/a	Participation in committees	n/a
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	1.654.530	Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	2.170.416
Variable Compensation	2.836.923	Variable Compensation	6.580.000
Bonus	2.836.923	Bonus	6.580.000
Profit Sharing	n/a	Profit Sharing	n/a
Participation in meetings	n/a	Participation in meetings	n/a
Commissions	n/a	Commissions	n/a
Others	n/a	Others	n/a
Post-employement benefits	n/a	Post-employement benefits	n/a
Benefits for the termination of the term of office	n/a	Benefits for the termination of the term of office	n/a
Compensation based on shares	3,028,706	Compensation based on shares	5.222.000

Board of Directors	Budgeted 2015	Actual 2015
N. of members	10	5.4
Amounts in Brazilian Reais
Total annual compensation	3,787,200	2.005.200

Year 2015 Actual	Board of Directors	Year 2016 Budgeted	Board of Directors
N. of members	5.4	N. of members	10
Amounts in Brazilian Reais		Amounts in Brazilian Reais
Fixed annual compensation	1,664,000	Fixed annual compensation	2,947,200
Salary or Compensation for work*	1,300,000	Salary or Compensation for work*	2,316,000
Direct and Indirect benefits	n/a	Direct and Indirect benefits	n/a
Participation in committees	n/a	Participation in committees	n/a
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	364,000	Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	631,200
Variable Compensation	371,000	Variable Compensation	840,000
Bonus	n/a	Bonus	n/a
Profit Sharing	n/a	Profit Sharing	n/a
Participation in meetings	371,000	Participation in meetings	840,000
Commissions	n/a	Commissions	n/a
Others	n/a	Others	n/a
Post-employment benefits	n/a	Post-employment benefits	n/a
Benefits for the termination of the term of office	n/a	Benefits for the termination of the term of office	n/a
Compensation based on shares	n/a	Compensation based on shares	n/a

In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 4.6 members who fully abdicated from their compensation during the fiscal year of 2015

Audit Committee	Budgeted 2015	Actual 2015
N. of members	3	3.0
Amounts in Brazilian Reais
Total annual compensation	604,800	637,355

Year 2015 Actual	Audit Committee	Year 2016 Budgeted	Audit Committee
N. of members	3.0	N. of members	3.0
Amounts in Brazilian Reais		Amounts in Brazilian Reais
Fixed annual compensation	597.520	Fixed annual compensation	604,800
Salary or Compensation for work	497,933	Salary or Compensation for work	504,000
Direct and Indirect benefits	n/a	Direct and Indirect benefits	n/a
Participation in committees	n/a	Participation in committees	n/a
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	99.587	Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	100,800
Variable Compensation	n/a	Variable Compensation	n/a
Bonus	n/a	Bonus	n/a
Profit Sharing	n/a	Profit Sharing	n/a
Participation in meetings	n/a	Participation in meetings	n/a
Commissions	n/a	Commissions	n/a
Others	n/a	Others	n/a
Post-employment benefits	n/a	Post-employment benefits	n/a
Benefits for the termination of the term of office	n/a	Benefits for the termination of the term of office	n/a
Compensation based on shares	n/a	Compensation based on shares	n/a

g. existence of any compensation or benefit related to the occurrence of certain corporate event, such as disposal of the corporate control of the issuer

The Company does not stipulate compensation or benefit linked to the occurrence of corporate event.

13.2 - Total compensation of the board of directors, Statutory Board and audit committee

Total compensation of the Fiscal Year on 12/31/2013 - Annual Amounts
	Board of Directors	Statutory Board	Audit Committee	Total
N. of members*	3.25	8.42	4	15.67
Fixed annual compensation	716,160	8,998,632	784,800	10,499,592
Salary or Compensation for work	596,800	6,334,809	654,000	7,585,609
Direct and Indirect benefits		1,087,994		1,087,994
Participation in committees
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	119,360	1,575,829	130,800	1,825,989
Description of other fixed compensations
Variable Compensation		2,735,029		2,735,029
Bonus		2,735,029		2,735,029
Profit Sharing
Participation in meetings				0
Commissions
Others
Description of other fixed compensations
Post-Employment
Termination of the term of office
based on shares		3,029,173		3,029,173
Comments	It is worth to emphasize that there is still an amount equivalent to 5.25 members of the Board of Directors who fully abdicated from their compensation.

The compensation of the officers of the Company (including expats) as a result of the activities performed for the Company and their subsidiaries, shall be fully borne by its Subsidiary TIM Celular SA.

Total Compensation with INSS	716,160	14,762,834	784,800	16,263,794
Total Compensation without INSS	596,800	13,187,005	654,000	14,437,805

*The number of members indicated above, corresponds to the annual average of members of each body monthly assessed for each fiscal year.

Total compensation of the Fiscal Year on 12/31/2014 - Annual Amounts
	Board of Directors	Statutory Board	Audit Committee	Total
N. of members*	4.3	7.8	4.3	16.4
Fixed annual compensation	916,760	8,969,752	728,000	10,614,512
Salary or Compensation for work	759,300	6,236,110	606,667	7,602,077
Direct and Indirect benefits		1,150,731		1,150,731
Participation in committees
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	157,460	1,582,911	121,333	1,861,704
Description of other fixed compensations
Variable Compensation	28,000	3,097,967		3,125,967
Bonus		3,097,967		3,097,967
Profit Sharing
Participation in meetings	28,000			28,000
Commissions
Others
Description of other fixed compensations
Post-Employment
Termination of the term of office
based on shares		3,463,529		3,463,529
Comments	In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 5.0 members who fully abdicated from their compensation during the fiscal year of 2015

The compensation of the officers of the Company (including expats) as a result of the activities performed for the Company and their Subsidiaries, were fully borne by its Subsidiary TIM Celular SA, with the exception of 1 officer that has its compensation supported by TIM Participações.

Total Compensation with INSS	944,760	15,531,248	728,000	17,204,008
Total Compensation without INSS	787,300	13,948,337	606,667	15,342,304

*The number of members indicated above, corresponds to the annual average of members of each body monthly assessed for each fiscal year.

Total compensation of the Fiscal Year on 12/31/2015 - Annual Amounts*
	Board of Directors	Statutory Board	Audit Committee	Total
N. of members	5.4	7.3	3.0	16.6
Fixed annual compensation	1,664,000	9,600,520	637,355	12,626,315
Salary or Compensation for work	1,300,000	6,693,084	497,933	9,007,284
Direct and Indirect benefits		1,252,905		1,333,394
Participation in committees
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	364,000	1,654,530	139,421	2,285,637
Description of other fixed compensations
Variable Compensation	371,000	2,836,923		3,327,472
Bonus		2,836,923		2,956,472
Profit Sharing
Participation in meetings	371,000			371,000
Commissions
Others
Description of other fixed compensations
Post-Employment
Termination of the term of office
based on shares		3,028,706		3,028,706
Comments	In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 5.0 members who fully abdicated from their compensation during the fiscal year of 2015

 The compensation of the officers of the Company (including expats) as a result of the activities performed for the Company and their Subsidiaries, shall be fully borne by its Subsidiary TIM Celular SA, with the exception of 1,04 officer that has its compensation supported by TIM Participações.

Total Compensation with INSS	2,005,200	15,466,149	597,520	18,068,869
Total Compensation without INSS	1,671,000	13,811,619	497,933	15,980,552

*The number of members indicated above, corresponds to the annual average of members of each body monthly assessed for each fiscal year.

‘

Total compensation for the current Fiscal Year 12/31/2016 - Annual Amounts
	Board of Directors	Statutory Board	Audit Committee	Total
N. of members*	10	8	3	21
Fixed annual compensation	2,947,200	12,501,416	604,800	16,053,416
Salary or Compensation for work	2,316,000	8,780,000	504,000	11,600,000
Direct and Indirect benefits		1,551,000		1,551,000
Participation in committees
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	631,200	2,170,416	100,800	2,902,416
Description of other fixed compensations
Variable Compensation	840,000	6,580,000		7,420,000
Bonus		6,580,000		6,580,000
Profit Sharing
Participation in meetings	840,000			840,000
Commissions
Others
Description of other fixed compensations
Post-Employment
Termination of the term of office
based on shares		5,222,000		5,222,000
Comments

The compensation of the officers of the Company (including expats) as a result of the activities performed for the Company and their subsidiaries, shall be fully borne by its Subsidiary TIM Celular SA, with the exception of 2 officers that have their compensation supported by TIM Participações.

Total Compensation with INSS	3,787,200	24,303,416	604,800	28,695,416
Total Compensation without INSS	3,156,000	22,133,000	504,000	25,793,000

*The number of members indicated above, corresponds to the annual average of members of each body monthly assessed for each fiscal year.

13.3.

In relation to the variable compensation of the 3 last fiscal years and to the expected compensation for the current fiscal year of the board of directors, of the Statutory Board and of the audit committee, prepare a table with the following content:

Fiscal Year 2013Actual	Board of Directors	Audit Committee	Statutory Board	Total
Number of members	0	0	8,42	8,42
Values in BRL
MBO	0	0	8.532.355	0
Minimum value provided in the Compensation plan	N/A	N/A	0	0
Target value provided in the Compensation plan	N/A	N/A	3.281.675	0
Maximum value provided in the Compensation plan	N/A	N/A	5.250.680	0
Bonus (one-off)			N/A
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	8.532.355	0

Fiscal Year 2014Actual	Board of Directors	Audit Committee	Statutory Board	Total
Number of members	0	0	7,8	7,8
Values in BRL
MBO	0	0	9.627.791	0
Minimum value provided in the Compensation plan	N/A	N/A	0	0
Target value provided in the Compensation plan	N/A	N/A	3.702.996	0
Maximum value provided in the Compensation plan	N/A	N/A	5.924.794	0
Bonus (one-off)			0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 4.6 members who fully abdicated from their compensation during the fiscal year of 2015

Fiscal Year 2015Actual	Board of Directors	Audit Committee	Statutory Board	Total
Number of members	0	0	7,0	7,0
Values in BRL
MBO	0	0	8.469.367	0
Minimum value provided in the Compensation plan	N/A	N/A	0	0
Target value provided in the Compensation plan	N/A	N/A	3.257.449	0
Maximum value provided in the Compensation plan	N/A	N/A	5.211.918	0
Bonus (one-off)			0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

The values for MBO and Bonus (one-off) programs of the Statutory Board are directly related to the controlled companies of which its members are part.

Budgeted Year 2016	Board of Directors	Audit Committee	Statutory Board	Total
Number of members	0	0	8	8
Values in BRL
MBO	0	0	10.692.500	0
Minimum value provided in the Compensation plan	N/A	N/A	0	0
Target value provided in the Compensation plan	N/A	N/A	4.874.074	0
Maximum value provided in the Compensation plan	N/A	N/A	6.580.000	0
Bonus (one-off)			0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

13.4.

In relation to the stock-based compensation plan of the board of directors and of the Statutory Board, in force in the last fiscal year and provided for the current fiscal year, describe:

a. General terms and conditions

In the General Annual Meeting carried out on August 5, 2011, we have approved the Long Term Incentive Plan, which consists of a grant of stocks purchase options ("Plan"). In the scope of the Plan, directors and associates of the Company and its subsidiaries (“Beneficiaries”) are eligible to receive a purchase or subscription option of our shares by entering into a stock purchase/subscription agreement (“Stock Option Agreement”), which shall specify: (a) the number of shares under the option; (b) the conditions to acquire the right to effect the option; (c) the final term to effect the option, in view of the limit of 6 years from the date of grant; and (d) the criteria for definition of the strike price and payment conditions.

In the Extraordinary General Meeting held on April 10, 2014, we approved a new Long Term Incentive Plan, which follows the same characteristics mentioned above.

The plan is managed by our Board of Directors, who may delegate the attributions to our Compensation Committee, observed the terms of the Plan and the limits set in law and on our by-laws. Under these terms, the Board of Directors can:

(i) decide on all and any steps required for the management of the Plan, interpretation, detailing and application of the general rules established therein;

(ii) modify the terms and conditions of granted options with the purpose to adapt them to any requirements which may be necessary by any applicable legal or regulatory change to the Plan or the Stock Option Agreement;

(iii) analyze exceptional cases arising from, or related to the Plan; and

(iv) select Beneficiaries, at its sole discretion, as provided in the Plan.

The Board of Directors shall not, except where expressly authorized under the Plan: (i) increase the total limit of shares which can be issued for the exercise of granted options; (ii) change the provisions on the eligibility of Beneficiaries; or (iii) without consent of the holder, to change or offend any rights or duties arising from Stock Option Agreements signed with any Beneficiaries.

With the intention to satisfy the exercise of the options granted as provided in the Plan, the Company might, at the discretion of the Board of Directors: (a) issue new shares within the limits of authorized capital, or (ii) sell to the Beneficiary shares held in treasury.

The grant of options to the Beneficiaries shall be carried out in the course of 3 years counted from the date of approval of the Plan, and the Board of Directors shall define the time and periodicity of the grants.

The Options granted as provided in the Plan can be exercised by the Beneficiaries with observance of the minimum grace periods set forth:

(a) up to 33% of the shares which are the object of the option can be acquired or subscribed one year after the execution of the Stock Option Agreement;

(b) up to 66% of the shares which are the object of the option can be acquired or subscribed two years after the execution of the Stock Option Agreement; and

(c) all shares which are the object of the option can be acquired or subscribed three years after the execution of the Stock Option Agreement.

No Beneficiary shall have any rights or privileges of shareholder of the Company up until the options are properly exercised and the shares which are the object of such options are subscribed or acquired and fully paid off.

The taxes and charges related to the resulting financial benefit of the exercise of the options will be of exclusive responsibility of the respective Beneficiaries.

The grant of options as provided in the Plan shall not keep the Company from participating in corporate reorganization operations, such as transformations, incorporations, mergers, or splits, and the Board of Directors shall decide on the effects of the corporate reorganization for the options granted to the date of the event.

In the event of changes to the number of shares issued by the Company, as a result of capital increase or reduction, grouping, split, bonus, conversion of shares of a kind or class into another or conversion of other securities issued by the company as shares, the options and the strike price shall be equally adjusted by the Board of Directors, so as to avoid any distortions and losses to the Company, Shareholders and Beneficiaries.

b. Main objectives of the plan

The Plan is mainly intended to: (i) align the interests of our management with the shareholders' interests (performance and creation of value and strengthen the long term commitment; (ii) create an integrated incentive system, so as to balance time (short vs long term) and the nature of objectives (industry vs stocks); (iii) improve the competitiveness of the compensation of our executives; and (iv) be an important instrument of retention.

c. How the plan contributes to these objectives

When making possible that Beneficiaries become our shareholders in special conditions, we expect to encourage them to effectively commit themselves to the creation of value and to carry out their duties aligned with the shareholders' interests, the social objectives and our growth plans, thereby maximizing our profit and generating a long term relationship with our Company. The grant of options and/or the subscription of shares encourage the Beneficiaries, as a result of the commitment of their own resources, to seek immediate gains for the shares, however without compromising growth and future gains. Furthermore, this model allows sharing our risks and our profits, by the valorization of the shares acquired under our stocks plan. Additionally, the adopted model is expected to be efficient as a mechanism of retention of managers and employees.

d. How is the plan fits into the issuer compensation policy

The Plan fits into our compensation policy, which seeks, in addition fair compensation reflecting performance, to adequately compensate the competence and responsibility of executives who stand out for significantly contributing to the performance of the Company, or whose employment is of vital importance to the successful execution of the Company’s plans and strategies.

The options granted under the Long Term Incentive Plan, as well as its exercise by the Beneficiaries, are not anyhow related to their compensation, whether fixed or variable or any profit sharing.

e. How the plan aligns the interests of the managers and that of the issuer in short, medium and long term

The grants carried out based on the Plan have different mechanisms which allow the alignment of managers' interests at different times. The possibility our Board of Directors has to determine the opportunity when the Stock Option Agreements may be completed causes the Beneficiaries to commit with the constant increase in the value of our stocks in the short, medium and long run.

f. Maximum number of shares covered

The options granted under the Plan, both the ones exercised and not exercised, and disregarding the ones cancelled under the Plan, can give rights over a number of shares to the limit of 2% of the total shares issued by the Company during the Plan, as long as the total number of shares issued or likely to be issued under the Plan is kept within the capital stock limit authorized by the Company.

g. Maximum number of options to be granted

The number of options to be granted shall be determined by the Board of Directors, based on the proposal issued by the Compensation Committee. Anyhow, each Stock Option Agreement shall ensure the beneficiary the right to purchase and/or subscribe at least one share issued by us so that the maximum number of granted shares is directly related to the limit provided in item "f" above.

h. Conditions for the acquisition of shares

The conditions for the acquisition of shares, as provided in the Plan, shall be provided in the Stock Option Agreement to be entered into by each one of the Beneficiaries. The Board of Directors might treat differently Beneficiaries who are in a similar position, not being obliged under any equality rules or alike to extend to other Beneficiaries any condition or resolution found applicable to only one or more Beneficiaries.

i. Criteria for establishment of the acquisition price or strike price

The strike price of the granted options (“Strike Price”) shall be established by the Board of Directors based on the recommendation of the Compensation Committee as well as on the following variables in accordance with the respective plans:

1.

2011 – 2013 Plan

(i) Date of Measurement of the Base Price of the Share: date, to be defined by the Board of Directors, prior to the grant of the options in the scope of the Plan, to define the Base Price per Share;

(ii) Base Price of the Share: it can vary according to the Grant, as follows:

1st Grant: average value of the shares issued by us, weighted according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately preceding the Measurement Date of the Base Price of the Share;

2nd Grant: average value of the shares issued by us, weighted according to the daily volume of transactions carried out at BM&FBOVESPA during the two months immediately preceding the Measurement Date of the Base Price of the Share;

3rd Grant: average value of the shares issued by us, weighted according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately preceding the Measurement Date of the Base Price of the Share;

(iii) Measurement Date: date to be defined by the Board of Directors, prior to the initial term of the period of shares granted under the Plan (as set out in the respective Stock Option Agreements), to check Relative Performance and Absolute Performance indicators, Comparative Index of Relative Performance and other indicators required to check the Strike Price;

(iv) Similar Companies: companies of the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Comparative Index of Relative Performance:

1st Grant: weighted average for capitalization at stock markets of the absolute performance of shares issued by Similar Companies and the variation of indexes representing a securities portfolio, chosen by the Board and according to pre-defined weights, between the Measurement Data of the Stock Base Price and the Measurement Date The performance of each component of the Comparative Index of Relative Performance shall be defined according to the daily volume of transactions in the thirty (30) days immediately preceding the Measurement Date of the Base Price for the Period and in the thirty (30) days immediately preceding the Measurement Date. In the event of extraordinary events which might affect the regular course of transactions with stock and indexes referred to herein and which hinder the objective comparison of data, the Board, at its full discretion, might replace them by Ibovespa;

2nd Grant: weighted average of the absolute performance of shares issued by Similar Companies and the variation of indexes representing a securities portfolio, chosen by the Board and according to pre-defined weights, between the Measurement Data of the Stock Base Price and the Measurement Date. The performance of each component of the Comparative Index of Relative Performance shall be defined according to the daily volume of transactions in the two (02) months immediately preceding the Measurement Date of the Base Price for the Period and in the two (02) months immediately preceding the Measurement Date. In the event of extraordinary events which might affect the regular course of transactions with stock and indexes referred to herein and which hinder the objective comparison of data, the Board, at its full discretion, might replace them by Ibovespa;

3rd Grant: weighted average for capitalization at stock markets of the absolute performance of shares issued by Similar Companies and the variation of indexes representing a securities portfolio, chosen by the Board and according to pre-defined weights, between the Measurement Data of the Stock Base Price and the Measurement Date The performance of each component of the Comparative Index of Relative Performance shall be defined according to the daily volume of transactions in the thirty (30) days immediately preceding the Measurement Date of the Base Price for the Period and in the thirty (30) days immediately preceding the Measurement Date. In the event of extraordinary events which might affect the regular course TIM PARTICIPAÇÕES S.A. of transactions with stock and indexes referred to herein and which hinder the objective comparison of data, the Board, at its full discretion, might replace them by Ibovespa;

(vi) Absolute Performance:

1st Grant: percentage of variation between the Stock Base Price and the average Stocks value, weighted according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately preceding the Measurement Date;

2nd Grant: percentage of variation between the Stock Base Price and the average Stocks value, weighted according to the daily volume of transactions carried out at BM&FBOVESPA during the two (02) months immediately preceding the Measurement Date;

3rd Grant: percentage of variation between the Stock Base Price and the average Stocks value, weighted according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately before the Measurement Date; and

(vii) Relative Performance: quotient resulting from the division of the Absolute Performance by the Comparative Index of Relative Performance.

In the event the Relative Performance is between Minimum Goal of Relative Performance and the Goal of Relative Performance, the Strike Price shall be positively adjusted according to the percentages recommended by the Compensation Committee and defined by the Board, limiting such adjustment at 4% of the Stock Base Price.

In case that the Relative Performance is above of the Goal of Relative Performance, the Strike Price will be adjusted negatively in agreement with the percentages that may come to be recommended by the Committee of Remuneration and to be defined by the Board of Directors, limited such adjustment to 10% of the Stock Base Price.

1.

2014 – 2016 Plan

(i) Date of Measurement of the Base Price of the Share: date, to be defined by the Board of Directors, prior to the grant of the options in the scope of the Plan, to define the Base Price per Share;

(ii) Base Price of the Share: it can vary according to the Grant, as follows:

1st and 2nd Grants: average value of the shares issued by us, weighted according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately preceding the Measurement Date of the Base Price of the Share.

(iii) Date of Measurement: date to be determined by the Board of Directors, prior to the initial term of the period of the options granted in the scope of the Plan (as stipulated in the respective Stock Option Agreements), to calculate the TIM’s positioning relative to the benchmark panel, taking into account the TSR (Total Shareholder Return), necessary for the calculation of the Strike Price.

(iv) Similar Companies: companies of the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Total Shareholder Return (TSR): concept used to compare the performance of Shares from different companies in certain time intervals, combining the price variation of Shares and  Dividends to demonstrate the return provided to shareholders. It is calculated using the following formula: (Final Share Price – Initial Share Price + Dividends) / Initial Share Price. For the purpose of gauging this indicator, when a company has more than one type of share, the result of the TSR of each is weighted by its total market value (Share volume x Share price), having as reference the Initial Share Price period;

(vi) Absolute Performance:

1st and 2nd Grants: the model defined in this Plan does not take into account absolute performance.

(vii) Relative Share Performance: share performance ranking, comprising the shares of TIM Participações S/A and Similar Companies and/or indexes representative of securities portfolios, calculated through the concept of Total Shareholder Return.

If the position reached by the Company’s Shares is between the last position and median position, the Base Price of the Fiscal Year will be positively adjusted according to the percentages listed in appendix I, limited to:

(a) 5% of the Base Share Price for the 1st Grace Period;

(b) 10% of the Base Share Price for the 2nd Grace Period;

(c) 15% of the Base Share Price for the 3rd Grace Period;

If the position reached by the Company’s Shares is between the first position and median position, the Base Price of the Fiscal Year will be negatively adjusted according to the percentages listed in appendix I, limited to:

(a) -5% of the Base Share Price for the 1st Grace Period;

(b) -10% of the Base Share Price for the 2nd Grace Period;

(c) -15% of the Base Share Price for the 3rd Grace Period;

If the position reached by the Company’s Shares is the last position, the Beneficiary’s right will be abolished over 25% of Options maturing at that moment.

j. Criteria for the establishment of exercise term

The Board shall set the deadline for the individual exercise of the stock options by each Beneficiary under the respective Stock Option Agreements. However, under the rules of the Plan, the term to exercise the options shall be 6 years at most, from the date of the grant.

k. Settlement Method

The payment for the Strike Price shall be cash, upon acquisition, with resources from the Beneficiary.

Alternatively, in case the bond of the Beneficiary with the Company is in force, the Board might: (i) approve for the Beneficiary a period of up to 5 days for the payment of the Strike Price; or (II) approve a credit facility for the Beneficiary which, at the discretion of the Board, might be formalized by the issuance of a Promissory Note pro soluto, issued by the Beneficiary for the Company.

In the event of financing by the Company, the Beneficiary shall pay within 5 days (for fiscal years relating to the Plano 2011 – 2013 Plan) or 10 business days (for fiscal years relating to the 2014 – 2016 Plan), which the Beneficiary can do with the product of the sale of the shares which are the object of the Stock Options Plan.

l. Restrictions to the transfer of shares

The Board, at its sole discretion, may restrict the transfer of shares acquired or subscribed through the exercise or subscription of the options of shares issued by us.

m. Criteria and events which, when verified, shall cause the suspension, alteration or extinction of the plan

Without prejudice to the requirements of the Plan or any of the Stock Option Agreements, the options granted under the Plan shall be automatically extinguished, ceasing all effects of full right, in the following cases:

(i) by means of its full exercise;

(ii) after the term of validity of the options;

(iii) by means of dissolution of the Stock Option Agreement;

(iv) if the Company is dissolved, settled or bankruptcy is pronounced;

(v) at any time at the discretion of the Board or whenever situations are found which, under current law, restrict or obstruct the negotiation of shares by the Beneficiaries; and

(vi) in the event the Beneficiary withdraws, as provided in item "n" below.

n. Effects of the resignation of the manager from the Company on its rights provided in the stock based compensation plan

In case the Beneficiary resigns on his own will, or in case the term of office is over, or the labor/services agreement is terminated by decision of the Company and without the occurrence of a fair reason (or without the occurrence of facts which would constitute fair reason should the Beneficiary be an employee of the Company), the rights arising from the option which cannot be exercised in the date of termination, pursuant to the rules of the Stock Option Agreement, shall be automatically extinguished, for all purposes of law, regardless of previous notice or compensation. As for the option whose rights can be exercised by the Beneficiary in the date of termination, such rights can be exercised within 30 days counting from the date of termination, under penalty of decay, for all purposes of law, regardless of previous notice or compensation. In case any of the grace periods provided under the Plan is over and, simultaneously, one of the option exercise periods is not in course, the Beneficiary might exercise the option in the exercise period after the termination, applying the same conditions set forth to define the Strike Price in such exercise period and limiting the option exercise to the number of shares ready to be subscribed or acquired in the date of termination. Nevertheless, the Board might exceptionally anticipate the exercise period for the options granted to the Beneficiaries who left the Company for the aforementioned reasons

In the event of withdrawal by initiative of the Company during the period of up to 12 months from the date of the event characterizing the transfer of shareholding control of the Company, the Beneficiary may fully exercise the option, regarding the rights which can be exercised as well as those which cannot yet be exercised at the time of withdrawal, whereas the Board shall take the required measures for that end, which includes the definitions of conditions for the exercise of options.

In case the term of office is over or the labor/services agreement is terminated by decision of the Company for a fair reason (or with the occurrence of facts which would constitute fair reason should the Beneficiary be an employee of the Company), all and any rights arising from the stock option agreement shall be automatically extinguished, for all purposes of law, regardless of previous notice or compensation.

In case the Beneficiary leaves for retirement, the Beneficiary may exercise the option concerning the rights which can be exercised at the moment of withdrawal, according to the rules of the Stock Option Agreement, within one year counting from the date of withdrawal, under penalty of decay, for all purposes of law, regardless of previous notice or compensation.

In case the Beneficiary leaves for permanent disability, the Beneficiary may fully exercise the option concerning the rights which can be exercised or cannot yet be exercised at the moment of withdrawal, according to the rules of the Stock Option Agreement, within 1 year counting from the date of withdrawal, under penalty of decay, for all purposes of law, regardless of previous notice or compensation.

In case the death of the Beneficiary, his/her heirs and successors may fully exercise the option concerning the rights which can be exercised or which cannot yet be exercised at the moment of decease, according to the rules of the Stock Option Agreement, within one year counting from the date of decease, under penalty of decay, for all purposes of law, regardless of previous notice or compensation.

For the purposes of the Plan, there shall be no withdrawal when the Beneficiaries are simply reallocated into another company from the same group, which shall be construed as any direct and indirect parent, subsidiary, colligated or subject to common control of the Company

13.5.

In relation to the stock based compensation recognized in the result of the 3 last fiscal years and to the compensation provided for the current fiscal year for the board of directors and the Statutory Board, prepare a table including the following content:

Compensation based on shares Year 2013	Board of Directors	Statutory Board
N. of members	-	9
Weighted average price of the year:	-
(a) Options pending in the beginning of the fiscal year*	-	BRL 8.13
(b) Options lost during of the fiscal year	-	Not applicable
(c) Options exercised during the fiscal year	-	Not applicable
(d) Options expired during the fiscal year	-	Not applicable
Potential dilution in case of exercise of all options granted	-	0.08%

Grant of stock purchase options	-
Date of Grant	-	07/30/13
Amount of options granted	-	2,043,626
Term for the options to be exercised	-	1/3 on 07/30/2014; 1/3 on 07/30/2015 and 1/3 on 07/30/2016
Maximum term for the exercise of the options	-	07/30/19
Term of restriction to the transfer of shares	-	Not applicable
Fair value of the options on the date of grant	-	BRL 16,614,679

*Average Weighted average price of the year informed on the tables above correspond to the Stock Base Price adjusted, upwards or downwards, in consequence of the Relative Performance and other rules provided in the Plan. Values informed refer to the grant performed in each relevant fiscal year.

Compensation based on shares Year 2014	Board of Directors	Statutory Board
N. of members	-	7
Weighted average price of the year:	-
(a) Options pending in the beginning of the fiscal year*	-	BRL 13.42
(b) Options lost during of the fiscal year	-	Not applicable
(c) Options exercised during the fiscal year	-	Not applicable
(d) Options expired during the fiscal year	-	Not applicable
Potential dilution in case of exercise of all options granted	-	0.03%

Grant of stock purchase options	-
Date of Grant	-	09/29/14
Amount of options granted	-	717,450
Term for the options to be exercised	-	1/3 on 09/29/2015; 1/3 on 09/29/2016 and 1/3 on 09/29/2017
Maximum term for the exercise of the options	-	09/29/20
Term of restriction to the transfer of shares	-	Not applicable
Fair value of the options on the date of grant	-	BRL 9,628,179

Compensation based on shares Year 2015	Board of Directors	Statutory Board
N. of members	-	7
Weighted average price of the year:	-
(a) Options pending in the beginning of the fiscal year*	-	BRL 8.45
(b) Options lost during of the fiscal year	-	Not applicable
(c) Options exercised during the fiscal year	-	Not applicable
(d) Options expired during the fiscal year	-	Not applicable
Potential dilution in case of exercise of all options granted	-	0.14%

Grant of stock purchase options	-
Date of Grant	-	10/16/2015
Amount of options granted	-	1,811,409
Term for the options to be exercised	-	1/3 on 10/16/2016; 1/3 on 10/16/2017 and 1/3 on 10/16/2018
Maximum term for the exercise of the options	-	10/16/2021
Term of restriction to the transfer of shares	-	Not applicable
Fair value of the options on the date of grant	-	BRL 15,306,406

It should be noted that the members of our Board of Directors have no share-based compensation, and that, in the fiscal years ended on December 31, 2010 and 2009, we did not have a stock option plan.

For the year 2016 has not yet been approved, for which the information will be made available throughout the year.

13.6.

Concerning the outstanding options of the board of directors and of the Statutory Board at the end of the fiscal year, prepare a table with the following content:

2015:

- 1st Grant –2011 – 2013 Plan

Options pending at the end of the fiscal year ended on 12/31/2015	Statutory Board
No. of members	9
Options which cannot yet be exercised
Quantity	0
Date due to be able to be exercised	1/3 on 5/Aug/2012; 1/3 on 5/Aug/2013 and 1/3 on 5/Aug/2014
Maximum term for the exercise of the options	5/Aug/2017
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	7.9564
Fair value of stock options on the last day of the fiscal year	-
Options to exercise
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	-

- 2nd Grant –2011 – 2013 Plan

Options pending at the end of the fiscal year ended on 12/31/2015	Statutory Board
No. of members	8
Options which cannot yet be exercised
Quantity	180.317
Date due to be able to be exercised	1/3 on 5/Sep/2013; 1/3 on 5/Sep/2014 and 1/3 on 5/Sep/2015
Maximum term for the exercise of the options	5/Sep/2018
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 8.0614
Fair value of stock options on the last day of the fiscal year	R$ 914,150.88
Options to exercise
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	R$ 914,150.88

- 3rd Grant –2011 – 2013 Plan

Options pending at the end of the fiscal year ended on 12/31/2015	Statutory Board
No. of members	9
Options which cannot yet be exercised
Quantity	1,015,467
Date due to be able to be exercised	1/3 on 30/Jul/2014; 1/3 on 30/Jul/2015 and 1/3 on 30/Jul/2016
Maximum term for the exercise of the options	30/Jul/2019
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 7.3214
Fair value of stock options on the last day of the fiscal year	R$ 4,377,856.13
Options to exercise
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	R$ 4,377,856.13

- 1st Grant –2014 – 2016 Plan

Options pending at the end of the fiscal year ended on 12/31/2015	Statutory Board
No. of members	7
Options which cannot yet be exercised
Quantity	717,450
Date due to be able to be exercised	1/3 on 09/29/2015; 1/3 on 09/29/2016 and 1/3 on 09/29/2017
Maximum term for the exercise of the options	09/29/2020
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 13.42
Fair value of stock options on the last day of the fiscal year	N/A
Options to exercise
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	N/A

2nd Grant – 2014-2015 Plan

Options pending at the end of the fiscal year ended on 12/31/2015	Statutory Board
No. of members	8
Options which cannot yet be exercised
Quantity	1,889,027
Date due to be able to be exercised	1/3 on 10/16 /2016; 1/3 on 10/16 /2017 and 1/3 on 10/16 /2018
Maximum term for the exercise of the options	10/16/2021
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	BRL 8.456
Fair value of total stock options on the last day of the fiscal year	N/A

Options to exercise
Quantity	0
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	N/A
Fair value of total stock options on the last day of the fiscal year	N/A

Notes:

1.

2nd and 3rd Grants of the 2011 – 2013 Plan, although they observed the term to be exercised in their entirety, they still failed to comply with the minimum performance conditions in order to be exercised.

2.

The 2014 – 2016 Plan does not establish minimum performance conditions for the options exercise. Thus, the possibility of exercise is linked to the definition of specific period for such, determined by the Board of Directors.

13.7.

concerning the exercised options and the shares transferred in relation to the stock based compensation of the Board of Directors and the Statutory Board, for the last three fiscal years, prepare a table with the following content:

See below the information referring to the exercise of the options carried out in 2014. For the yeas of 2013 and 2015, here were no stock options exercise.

2014:

Options exercised - fiscal year ended on 12/31/2014	Board of Directors	Statutory Board
N. of members	9	8
Options exercised	N/A	2,088,629
Number of shares	N/A	2,088,629
Weighted average price of the year	N/A	7.80
Difference between the exervise value and market value of the shares related to the options exercised	N/A	4.42
Shares delivered	N/A	N/A
Number of shares delivered	N/A	N/A
Weighted average price of purchase	N/A	N/A
Difference between the purchase value and market value of the shares purchased	N/A	N/A

13.8.

Summary description of the information required for the understanding of the data disclosed in item 13.5 to 13.7, as explanation of the pricing method of the value of the shares and options, indicating, at least:

a. pricing model	Monte Carlo simulation for all grants, due to the performance dependency of the Companies for definition of the exercise price.

b. data and assumptions used in the pricing model, including the shares weighted average price, exercise price, expected volatility, option life term, estimated dividends and interest rate free of risk

2011-2013 Plan - Grant 2012 - share weighted average price of BRL 8.96 on the date of the grant, volatility of 50.46% per year, an estimated option life corresponding to 6 years, and an annual interest rate without risk of 8.89% per year.

2011-2013 Plan - Grant 2013 - share weighted average price of BRL 8.13 on the date of the grant, volatility of 48.45% per year, an estimated option life corresponding to 6 years, and an annual interest rate without risk of 10.66% per year.

2014-2016 Plan - Grant 2014 - share weighted average price (base price) of BRL 13.42 on the date of the grant, volatility of 44.6% per year, an estimated option life corresponding to 6 years, and an annual interest rate without risk of 10.66% per year.

2014-2016 Plan - Grant 2015 - share weighted average price (base price) of BRL 8.45 on the date of the grant, volatility of 35.50% per year, an estimated option life corresponding to 6 years, and an annual interest rate without risk of 16.1% per year.

c. method used and assumed premises to incorporate the expected effects of early exercise	There is no possibility of performing early exercise. The exercise periods are pre-determined by the Board of Directors.
d. determination method of the expected volatility

Calculated from the correlation between the TIM’s historical results and other companies’ that make up the panel of participating companies, in addition to Ibovespa index, observing the daily returns in the historical period of six years (validity of the Plan) before the Evaluation date.

and. if any other option characteristic was incorporated into the fair value measurement

Given the characteristics of the options plan, since the options exercise price depends on the performance price of a group of shares/index, the Monte Carlo method was used in the evaluation and incorporated the probability of expected returns of stock prices/index in the pricing model.

13.9.

Inform the number of shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controllers, companies controlled by or under common control,  by the members of the board of directors, the Statutory Board or the audit committee, grouped by body, on the closing date of the last fiscal year

On December 31, 2015

Board of Directors
Securities/	Characteristics of the Bonds	Quantity
Shares	Ordinary Nominative	120

Executive Board
Securities/	Characteristics of the Bonds	Quantity
Shares	Ordinary Nominative	16,710

Audit Committee
Securities/	Characteristics of the Bonds	Quantity
Shares	Ordinary Nominative	73

13.10 In regard to the pension plans in effect for members of the board of directors and management, provide the following information in tabular form:

Fiscal Year 2015	Board of Directors	Statutory Board
Number of members	5.4	7.32
Plan’s participants	0	6
Plan’s Name	N/A	Plano de Previdência Complementar TIM
Number of executives with retirement conditions	N/A	0
Antecipated retirement conditions	N/A	Não há
Updated cumulative value of accrued contributions to the close of the last fiscal year, discounting the portion relating to contributions made directly by the executives	N/A	1,485,423.06
Updated cumulative value of accrued contributions made during the last fiscal year, discounting the portion relating to contributions made directly by the executives	N/A	430,497.76
Posssibility and conditions of early redemption	N/A

*The accumulated value can vary negatively due to the early departure of a participant's pension plan.

In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 4.6 members who fully abdicated from their compensation during the fiscal year of 2015

h. If there is the possibility of early redemption and what are those conditions:

Neste plano todos os colaboradores são elegíveis e podem aderir a qualquer momento desde que nos períodos acordados entre TIM e Itaú Previdência Privada.

During the course of the contributions, the redemption of the employee's contribution part can also be made at any time. In the case of partial redemption, the employee will forfeit the proportional amount of the company's contribution. The total contribution Basic Rescue will only be possible in the plan cancellation cases.

If the employee is off before filling the the benefit eligibility conditions, redeem 100% of your contribution and in respect of TIM contributions according to a percentage scale that begins with a 3 year business by 30% and 10 years redeems 100% of the company value.

13.11. Maximum, minimum and average Individual compensation, of the board, the executive board and the Audit Committee:

Annual values:

	Executive Board		Board of Directors				Audit Committee
	31/12/2013	31/12/2014	31/12/2015	31/12/2013	31/12/2014	31/12/2015	31/12/2013	31/12/2014	31/12/2015
Number of members	8.5	7.8	7.3	7.9	4.0	5.4	5.0	3.0	3.0
Maximum Compensation(Reais)	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Minimum Compensation (Reais)	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Average Compensation (Reais)	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0

Executive Board
31/12/2013	Because of the injunction issued in the case of process 2010.5101002888-5, by the Hon. Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not disclose the item 13:11.
31/12/2014	Because of the injunction issued in the case of process 2010.5101002888-5, by the Hon. Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not disclose the item 13:11.
31/12/2015	Because of the injunction issued in the case of process 2010.5101002888-5, by the Hon. Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not disclose the item 13:11.

Board of Directors
31/12/2013	Because of the injunction issued in the case of process 2010.5101002888-5, by the Hon. Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not disclose the item 13:11.
31/12/2014	Because of the injunction issued in the case of process 2010.5101002888-5, by the Hon. Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not disclose the item 13:11.
31/12/2015	Because of the injunction issued in the case of process 2010.5101002888-5, by the Hon. Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not disclose the item 13:11.

Audit Committee
31/12/2013	Because of the injunction issued in the case of process 2010.5101002888-5, by the Hon. Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not disclose the item 13:11.
31/12/2014	Because of the injunction issued in the case of process 2010.5101002888-5, by the Hon. Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not disclose the item 13:11.
31/12/2015	Because of the injunction issued in the case of process 2010.5101002888-5, by the Hon. Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not disclose the item 13:11.

13.12.

Describe the contractual arrangements, insurance policies or other instruments structuring the compensation mechanisms or indemnity to the managers in case of destitution of position or retirement, appointing the financial consequences to the issuer

The agreements signed with the Officers who are part of the Statutory Board are based on specific negotiations considering the relevance of the position and the Officer. For the expats, there are no mechanisms of compensation or indemnity, in case of destitution of the position. For the Brazilian Officer currently in the Statutory Board, there shall also be no financial guarantee.

Furthermore, there are no special hiring for the Board of Directors or the Supervisory Board providing any special mechanisms of compensation or indemnity in the event of destitution of the position or retirement.

13.13.

In relation to the last 3 fiscal years, appoint the percentage of the total compensation of each body recognized in the result of the issuer referring to the members of the board of directors, of the Statutory Board or of the audit committee which are related to the parent companies, direct or indirect, as defined by the accounting rules addressing this matter

With relation to the members of the Board who are related to the parents, both direct and indirect, we point out below the total compensation by body set forth in the Company's results for the fiscal year of 2013, 2014, and 2015:

	Percentage of compensation recognized in the income of
Administrative Body	2013	2014	2015
Administrative Body	100%	100%	100%
Board of Directors	100%	100%	100%
Statutory Board	100%	100%	100%
Audit Committee	100%	100%	100%

13.14.

In relation to the last 3 fiscal years, indicate the values recognized in the result of the issuer as compensation of members of the board of directors, of the Statutory Board or of the audit committee, grouped by body, for any reason other than the position they hold, such as commissions and consulting services

We have not paid and will not pay any compensation for the fiscal years ended on December 31, 2013, 2014, and 2015 to the members of the Board of Directors, Statutory Board or Audit Committee, for any reason other than for the positions they hold.

13.15.

In relation to the last 3 fiscal years, indicate the values recognized in the income of the parent companies, direct or indirect, of companies under common control and the subsidiaries of the issuer, as compensation of members of the board of directors, of the Statutory Board or of the audit committee of the issuer, grouped per body, specifying what title such values were attributed to such individuals

The Statutory Board has its compensation recognized in the subsidiary TIM Celular S.A, except for 1.04 officer whose compensation is paid by TIM Participações. The Audit Committee and the Board of directors are paid by the parent TIM Participações S.A.

Statutory Board*	Fiscal year ended in 2013	Fiscal year ended in 2014	Fiscal year ended in 2015
Total annual compensation	13,820,265.88	13,948,337	16,310,139
Fixed annual compensation	8,020,637.83	7,386,841	10,324,961
Salary or Compensation for work	6,895,475.65	6,236,110	7,209,351
Direct and Indirect benefits	1,125,162.19	1,150,731	1,333,394
Participation in committees	n/a	n/a	n/a
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	n/a	n/a	1,782,216
Variable Compensation	2,770,455.17	3,097,967	2,956,472
Bonus	2,770,455.17	3,097,967	2,956,472
Profit Sharing	n/a	n/a	n/a
Participation in meetings	n/a	n/a	n/a
Commissions	n/a	n/a	n/a
Others	n/a	n/a	n/a
Post-employement benefits	n/a	n/a	n/a
Benefits for the termination of the term of office	n/a	n/a	n/a
Compensation based on shares	3,029,172.88	3,463,529	3,028,706

The Company's management as a result of the activities performed for the Company and its subsidiaries have their pay fully supported by its subsidiary TIM Celular S.A., except for one 1,04 executives who has a compensation supported by TIM Participações.

Board of Directors*	Fiscal year ended in 2013	Fiscal year ended in 2014	Fiscal year ended in 2015
Total annual compensation	596,800	948,300	2,035,000
Fixed annual compensation	596,800	913,300	1,664,000
Salary or Compensation for work	596,800	913,300	1,300,000
Direct and Indirect benefits	n/a	n/a	n/a
Participation in committees	n/a	n/a	n/a
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	n/a	n/a	364,000
Variable Compensation	n/a	35,000	371,000
Bonus	n/a	n/a	n/a
Profit Sharing	n/a	n/a	n/a
Participation in meetings	n/a	35,000	371,000
Commissions	n/a	n/a	n/a
Others	n/a	n/a	n/a
Post-employement benefits	n/a	n/a	n/a
Benefits for the termination of the term of office	n/a	n/a	n/a
Compensation based on shares	n/a	n/a	n/a

* In 2014, includes the compensation granted to 1 (one) member expert.

Audit Committee	Fiscal year ended in 2013	Fiscal year ended in 2014	Fiscal year ended in 2015
Total annual compensation	654,000	606,667	637,355
Fixed annual compensation	654,000	606,667	637,355
Salary or Compensation for work	654,000	606,667	497,933
Direct and Indirect benefits	n/a	n/a	n/a
Participation in committees	n/a	n/a	n/a
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	n/a	n/a	139,421
Variable Compensation	n/a	n/a	n/a
Bonus	n/a	n/a	n/a
Profit Sharing	n/a	n/a	n/a
Participation in meetings	n/a	n/a	n/a
Commissions	n/a	n/a	n/a
Others	n/a	n/a	n/a
Post-employement benefits	n/a	n/a	n/a
Benefits for the termination of the term of office	n/a	n/a	n/a
Compensation based on shares	n/a	n/a	n/a

13.16.

Provide other information deemed relevant by the issuer

There is no other information available for this item.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.